Exhibit 99.1

FCA Announces Leadership Changes

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announces the following leadership changes with immediate effect:

Reid Bigland is named as the Chief Executive of the Alfa Romeo and Maserati brands. Reid has held a number of Sales and Brand Leadership positions within FCA, and is currently the Head of US Sales and the Chief Executive of FCA Canada, positions that he will continue to hold.

Harald Wester, who has led the Alfa Romeo and Maserati brands until now, will be able to devote his full attention to the role of Chief Technology Officer for FCA, a role which he held while developing the technical basis for the Maserati and Alfa Romeo products and brands, and which have now achieved a high level of maturity.

“I am thankful for the work Harald has carried out in the last few years establishing a sound technical framework for our two premium brands and which has culminated in the recent launch of the Maserati Levante and the Alfa Romeo Giulia. It is time now for our efforts to be directed towards the global commercial expansion of these two brands, and I can think of no one better than Reid to fulfill that mission. Reid has an extraordinary record of growing sales and market share in the US and Canada over the last 7 years at FCA, including leading the growth and positioning of the Ram and Dodge brands for part of that time.” added Sergio Marchionne, Chief Executive Officer of FCA.

Reid Bigland and Harald Wester will continue to serve on the Group Executive Council (GEC). The Group Executive Council is the highest management body in FCA, and is chaired by the Chief Executive and is comprised of the senior functional and operating heads of the global organization.

London, 24 May 2016

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